UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

DHI Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Michael Huber
QCP GP Investors II LLC
1065 Avenue of the Americas
New York, New York 10018
(212) 418-1700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253017107	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,983,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,983,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 490,522
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 490,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,983,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,983,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,376,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,376,883
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,376,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	SCHEDULE 13D	Page 7 of 10

This amendment No. 8 relates to the Schedule 13D filed by QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the "Reporting Persons") with the Securities and Exchange Commission on February 29, 2008 (as amended, the "Schedule 13D"), relating to the common stock, $0.01 par value per share of DHI Group, Inc. (the "Company" and such shares of common stock, the "Shares"). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety:

(a)

This Schedule 13D is filed jointly by the Reporting Persons.

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the "QCP II Funds"). Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing member of QCP GP Investors II LLC is Quadrangle Holdings LLC, a Delaware limited liability company, and the coordinating managing member of Quadrangle Holdings LLC is Michael Huber.

The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the three members of the investment committee of QCP GP Investors II LLC, Brian Bytof, Michael Huber and Steven Felsher, disclaims ownership of such shares that may be deemed beneficially owned by the Reporting Persons or any of their affiliates.

(b)

The address of the principal business of each of the Reporting Persons and of Michael Huber is 1065 Avenue of the Americas, 34th Floor, New York, New York, 10018.

(c)

The principal business of each of the Reporting Persons and of Michael Huber is to invest in securities.

(d)-(e)

During the last five years, none of the Reporting Persons nor Michael Huber have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(f)

Each of the Reporting Persons is organized under the laws of the State of Delaware. Michael Huber is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Please see Item 6, which is incorporated herein by reference.

Effective November 12, 2015, Quadrangle Capital Partners II LP distributed-in-kind, without consideration, 3,201,108 shares of Common Stock pro rata to its general and limited partners, Quadrangle Select Partners II LP distributed-in-kind, without consideration, 86,468 shares of Common Stock pro rata to its general and limited partners and Quadrangle Capital Partners II-A LP distributed-in-kind, without consideration, 412,424 shares of Common Stock pro rata to its general and limited partners.

The Shares to which this Schedule 13D relates were acquired by the Reporting Persons for general investment purposes. The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and trading volume of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider decreasing or holding their investment in the Company.

Except as set forth in this Statement, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 253017107	SCHEDULE 13D	Page 8 of 10

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety:

(a)

As of the date hereof, (i) Quadrangle GP Investors II LP holds 4,983,661 Shares, or approximately 9.5% of the outstanding Shares; (ii) Quadrangle Capital Partners II LP holds 4,376,883 Shares, or approximately 8.3% of the outstanding Shares; (iii) Quadrangle Select Partners II LP holds 116,256 Shares, or approximately 0.2% of the outstanding Common Stock; and (iv) Quadrangle Capital Partners II-A LP holds 490,522 Shares, or approximately 0.9% of the outstanding Shares. Each of Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds, and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the aggregate 4,983,661 Shares held by the QCP II Funds and Quadrangle GP Investors II LP, or approximately 9.5% of the outstanding Shares.

Each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not held directly by such Reporting Person.

(b)

None of the Reporting Persons have the sole power to direct the voting and disposition of the Shares.

(c)

Please see Item (4), which is hereby incorporated by reference. Except as set forth in Item (4), none of the Reporting Persons or, to the knowledge of the Reporting Persons, Michael Huber, has engaged in any transaction during the past 60 days in any Shares.

(d), (e)

Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following paragraph to the end thereof:

On November 12, 2015, in connection with each QCP II Fund’s distribution-in-kind, the Company waived the transfer restrictions set forth in Article 3 of the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among the Company, the Quadrangle Entities named therein, the General Atlantic Entities named therein and the Management Shareholders named therein (the “Shareholders Agreement”). The Company further agreed that the Shares transferred in each distribution-in-kind (other than those transferred to affiliates of the Quadrangle Entities) shall not be subject to the transfer restrictions contained in the Shareholders Agreement and shall not bear a restrictive legend.

As a result of the distributions-in-kind by the QCP II Funds, the Quadrangle Entities’ aggregate ownership of the Shares is less than 10% but greater than or equal to 5% of the total issued and outstanding Shares.  Accordingly, pursuant to the Shareholders Agreement, the number of directors the Quadrangle Entities are entitled to designate to the board of directors of the Company is reduced from two to one.

CUSIP No. 253017107	SCHEDULE 13D	Page 9 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2015

QUADRANGLE CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

CUSIP No. 253017107	SCHEDULE 13D	Page 10 of 10

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal